New World | *New Life*

New World Development Company Limited

Interim Report 2003/2004

	Six months ended 31 December		
	2003	2002	Change
	HK$m	HK$m	%
		(As restated)	
Turnover	**11,381.1**	10,961.6	3.8
Operating Profit before Interest and Taxation	**568.5**	681.3	(16.6)
Share of Results of Associated Companies and Jointly Controlled Entities	**617.2**	520.0	18.7
Profit Attributable to Shareholders	**236.4**	14.5	1,530.3
Net Cash (used in)/generated from Operating Activities	**(784.9)**	229.5	N/A

To Our Shareholders,

Like everyone living in this city, Hong Kong is the home town of New World Group. Since the day the Group was established, we have committed to be a responsible "citizen". We earn our living here and contribute as much as we can for a better Hong Kong.

Even with all those uncertainties, we had still decided to build one of the best exhibition and convention facilities in the world in 1980's. We believed Hong Kong, as an international financial and business center, definitely needed world-class exhibition and convention facilities for hosting international exhibitions and conferences. The superb performance of the Hong Kong Convention & Exhibition Centre since commencing operation has confirmed our belief.

Last year, Hong Kong had been adversely affected by SARS. In everyone's subconscious mind, Hong Kong would walk out of this misfortune ultimately. New World Group shared the same thought and we believed Hong Kong should better equip herself as SARS would soon subdued. Tourism is one of our main industries. Hong Kong should have a new tourist attraction that truly represents Hong Kong. In May 2003, we agreed to build the Avenue of Stars by the promenade of Tsim Sha Tsui and donate it to Hong Kong citizens. Finally, Hong Kong had walked out of the "disaster" and the Avenue of Stars is expected to be ready in April this year to welcome the guests and travellers from all over the world.

Hong Kong has gone through countless difficult moments in the past. Our belief in ourselves and our coherence to work for the good of Hong Kong helped us hurdle all obstacles. SARS had come and SARS had gone. Hong Kong's economy has rebounded since the fourth quarter last year. However, we should not forget what we had learnt from this incident. Let's work together and I believe Hong Kong will continue to be a business and financial hub in the region for the coming decades.

Dr. Cheng Yu-Tung
Chairman
Hong Kong, 18 March 2004

To Our Shareholders,

It has been more than a year since we had completed the restructuring at end of January 2003. With the new structure, NWS Holdings Limited now focuses on service, infrastructure and ports businesses while New World TMT Limited concentrates on the commercialisation of TMT investments.

Throughout last year, including the period under review, the restructuring successfully created greater business focus for every entity within the Group and demonstrated a better alignment of assets, cash flow and liabilities for the Group. Furthermore, the restructuring timed promptly to prepare the Group to weather through the adverse effects of SARS and also the rebound of the Hong Kong economy since the fourth quarter of 2003.

Property market has undoubtedly turned around and our sales personnel at every project feel the heat of demand. This year, we expect to have more development projects for sale than the previous years. A lot of our soon-launched projects are located at prime locations. As a result, we expect to see high demand of our properties.

Going forward, in order to stabilise their profitability, property developers have to replenish their landbank to maintain the continuity of their development schedules after the blackout period of land sales by the government. One of the reasons of our recently proposed rights issue is to build up our war chest for land replenishment. New World Group is at an advantageous position of land replenishment as we have a rich agricultural land reserve.

We are optimistic about the economy of Mainland China. Mainland China's GDP in 2003 has grown up by 9.1% to Rmb1.3 trillion or over US$1,000 per capita, and the GDP growth in 2004 is expected to be at least 7%. We believe the long-term economic growth and stability of Mainland China is achievable. Since the handover of Hong Kong in 1997, Hong Kong's economy is more and more correlated to Mainland China. As a result, Hong Kong's prosperity is expected to go hand-in-hand with Mainland China.

Strategically, we are actively looking for growth opportunities in Mainland China while enhancing and expanding our Hong Kong businesses.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 18 March 2004

		Unaudited	
		Six months ended	
		31 December	
		2003	2002
	Note	HK$m	HK$m
			(As restated)
Turnover	2	11,381.1	10,961.6
Cost of sales		(8,983.1)	(8,397.9)
Gross profit		2,398.0	2,563.7
Other revenues		2.0	20.1
Other (charge)/income	3	(49.3)	7.0
Selling and marketing expenses		(241.5)	(206.9)
Administrative expenses		(504.7)	(458.6)
Other operating expenses		(1,036.0)	(1,244.0)
Operating profit before financing costs and income	2	568.5	681.3
Financing costs		(522.0)	(860.0)
Financing income		134.4	189.5
Operating profit	4	180.9	10.8
Share of results of			
Associated companies		90.5	235.4
Jointly controlled entities		526.7	284.6
Profit before taxation		798.1	530.8
Taxation	5	(255.8)	(281.2)
Profit after taxation		542.3	249.6
Minority interests		(305.9)	(235.1)
Profit attributable to shareholders		236.4	14.5
Interim dividend		69.1	131.5
Earnings per share	6		
Basic		HK$0.10	HK$0.01
Fully diluted		N/A	N/A
Interim dividend per share		HK$0.02	HK$0.06

	Note	Unaudited 31 December 2003 HK$m	30 June 2003 HK$m (As restated)
Non-current assets			
Intangible assets	7	539.6	513.3
Fixed assets	8	37,371.0	38,134.2
Associated companies		8,048.1	8,209.3
Jointly controlled entities		21,655.2	22,131.6
Other investments		5,121.9	5,201.5
Long term receivables		3,289.1	4,142.7
Deferred tax assets		149.8	112.3
		76,174.7	78,444.9
Current assets			
Properties held for sale		23,134.3	22,663.0
Stocks		649.6	647.4
Current portion of long term receivables		767.6	149.2
Other loans receivable		400.4	299.3
Debtors and prepayments	9	9,120.5	7,332.5
Cash and bank balances			
Restricted		1,200.6	1,673.3
Unrestricted		4,085.5	4,151.8
		39,358.5	36,916.5
Current liabilities			
Creditors and accrued charges	10	9,970.1	10,665.0
Contracts in progress		298.6	313.7
Deposits received on sale of properties		1,622.8	242.5
Bank loans and overdrafts			
Secured		650.7	962.3
Unsecured		2,735.7	3,142.3
Other unsecured loans		48.2	48.0
Current portion of long term liabilities	12	8,723.1	7,424.1
Taxation		212.4	266.6
		24,261.6	23,064.5
Net current assets		15,096.9	13,852.0
Employment of funds		91,271.6	92,296.9
Financed by			
Share capital	11	2,469.5	2,219.5
Reserves		44,827.6	43,574.5
Interim dividend		69.1	—
Shareholders' funds		47,366.2	45,794.0
Minority interests		15,614.1	16,449.9
Non-current liabilities			
Deferred tax liabilities		1,119.5	1,025.1
Long term liabilities	12	27,171.8	29,027.9
Funds employed		91,271.6	92,296.9

Condensed Consolidated Cash Flow Statement

	Unaudited Six months ended 31 December 2003 HK$m	2002 HK$m
Net cash (used in)/generated from operating activities	(784.9)	229.5
Net cash used in investing activities	(1,823.0)	(602.6)
Net cash generated from financing activities	373.3	592.4
(Decrease)/increase in cash and cash equivalents	(2,234.6)	219.3
Cash and cash equivalents at beginning of the period	4,134.2	3,211.8
Effect of foreign exchange rate changes	(8.7)	(16.7)
Cash and cash equivalents at end of the period	1,890.9	3,414.4
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	3,311.0	5,119.3
Bank overdrafts	(1,420.1)	(1,704.9)
	1,890.9	3,414.4

	Unaudited							
	Share capital HK$m	Capital redemption reserve account HK$m	Share premium HK$m	Asset revaluation reserve HK$m	Capital reserve HK$m	General reserve HK$m	Retained profits HK$m	Total HK$m
Balance at 1 July 2003, as previously reported	2,219.5	37.7	19,347.6	12,675.5	582.5	566.6	10,706.8	46,136.2
Effect of adoption of SSAP 12	—	—	—	(121.8)	(82.1)	—	(138.3)	(342.2)
Balance at 1 July 2003, as restated	2,219.5	37.7	19,347.6	12,553.7	500.4	566.6	10,568.5	45,794.0
Placement of shares	250.0	—	975.7	—	—	—	—	1,225.7
Release of goodwill upon partial disposal of a subsidiary	—	—	—	—	0.5	—	6.6	7.1
Investment securities revaluation surplus during the period	—	—	—	76.3	—	—	—	76.3
Investment securities revaluation deficit realised upon disposal	—	—	—	29.7	—	—	—	29.7
Release of reserve upon disposal of a subsidiary	—	—	—	(1.3)	—	—	—	(1.3)
Release of reserve upon disposal of an associated company	—	—	—	(1.2)	—	—	—	(1.2)
Retained profit for the period	—	—	—	—	—	—	236.4	236.4
Transfer to retained profits	—	—	—	—	—	(28.2)	28.2	—
Translation difference	—	—	—	—	—	—	(0.5)	(0.5)
	2,469.5	37.7	20,323.3	12,657.2	500.9	538.4	10,839.2	47,366.2
Representing:								
Balance at 31 December 2003	2,469.5	37.7	20,323.3	12,657.2	500.9	538.4	10,770.1	47,297.1
2004 interim dividend	—	—	—	—	—	—	69.1	69.1
	2,469.5	37.7	20,323.3	12,657.2	500.9	538.4	10,839.2	47,366.2

	Unaudited							
	Share capital HK$m	Capital redemption reserve account HK$m	Share premium HK$m	Asset revaluation reserve HK$m	Capital reserve HK$m	General reserve HK$m	Retained profits HK$m	Total HK$m
Balance at 1 July 2002, as previously reported	2,166.4	37.7	19,232.4	15,125.2	558.6	572.9	15,958.1	53,651.3
Effect of adoption of SSAP 12	—	—	—	(105.5)	(96.6)	—	(259.0)	(461.1)
Balance at 1 July 2002, as restated	2,166.4	37.7	19,232.4	15,019.7	462.0	572.9	15,699.1	53,190.2
Investment securities impairment loss charged to profit and loss account	—	—	—	110.3	—	—	—	110.3
Release of goodwill upon partial disposal of a jointly controlled entity	—	—	—	—	6.2	—	—	6.2
Goodwill impairment loss written back	—	—	—	—	(2.1)	—	—	(2.1)
Investment securities revaluation surplus realised upon disposal	—	—	—	(162.8)	—	—	—	(162.8)
Investment securities revaluation deficit realised upon disposal	—	—	—	25.4	—	—	—	25.4
Investment securities revaluation deficit for the period	—	—	—	(139.1)	—	—	—	(139.1)
Retained profit for the period	—	—	—	—	—	—	14.5	14.5
Transfer to capital reserve	—	—	—	—	2.1	—	(2.1)	—
Transfer to general reserve	—	—	—	—	—	9.6	(9.6)	—
Translation difference	—	—	—	—	—	—	11.4	11.4
	2,166.4	37.7	19,232.4	14,853.5	468.2	582.5	15,713.3	53,054.0
Representing:								
Balance at 31 December 2002	2,166.4	37.7	19,232.4	14,853.5	468.2	582.5	15,365.2	52,705.9
2002 final dividend proposed	—	—	—	—	—	—	216.6	216.6
2003 interim dividend	—	—	—	—	—	—	131.5	131.5
	2,166.4	37.7	19,232.4	14,853.5	468.2	582.5	15,713.3	53,054.0

1. Basis of preparation and accounting policies

The unaudited consolidated condensed interim accounts for the six months ended 31 December 2003 (the "interim accounts") are prepared in accordance with Statement of Standard Accounting Practice 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants (the "HKSA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The interim accounts should be read in conjunction with the 2003 annual accounts.

The principal accounting policies and methods of computation used in the preparation of the condensed interim accounts are consistent with those used in the annual accounts for the year ended 30 June 2003, except that the Group has adopted the Statement of Standard Accounting Practice 12 ("SSAP 12") "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003.

On adoption of SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In previous years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the Condensed Consolidated Statement of Changes in Equity, opening equity at 1 July 2002 and 2003 have been reduced by HK$461.1 million and HK$342.2 million respectively. This change has resulted in an increase in deferred tax liabilities and deferred tax assets at 30 June 2003 by HK$606.2 million and HK$112.3 million respectively. The profit for the six months ended 31 December 2002 has been reduced by HK$38.0 million.

2. Segment information

The Group is principally engaged in property investment and development, contracting, provision of service including property and facilities management; transport and other services, infrastructure operations including roads and bridges operations; container handling, logistics and warehousing services, telecommunication services, department store operations, hotel and restaurant operations and telecommunications, media and technology businesses.

An analysis of the Group's revenue and results for the period by business and geographical segments is as follows:

(a) Business segment

Six months ended 31 December 2003

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Others HK$m	Elimin-ations HK$m	Con-solidated HK$m
External sales	1,655.0	5,724.9	244.7	1,356.7	1,571.5	828.3	—	11,381.1
Inter-segment sales	53.3	661.2	—	3.8	—	—	(718.3)	—
Total turnover	1,708.3	6,386.1	244.7	1,360.5	1,571.5	828.3	(718.3)	11,381.1
Segment results	301.9	346.9	108.7	37.8	14.3	24.7		834.3
Other (charge)/income								(49.3)
Unallocated corporate expenses								(216.5)
Operating profit before financing costs and income								568.5
Financing costs								(522.0)
Financing income								134.4
Operating profit								180.9
Share of results of								
Associated companies	28.2	27.3	136.7	—	—	(101.7)		90.5
Jointly controlled entities	(30.4)	62.2	490.9	—	—	4.0		526.7
Profit before taxation								798.1
Taxation								(255.8)
Profit after taxation								542.3
Minority interests								(305.9)
Profit attributable to shareholders								236.4

Six months ended 31 December 2002

(As restated)

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Others HK$m	Elimin-ations HK$m	Con-solidated HK$m
External sales	1,051.8	6,062.7	265.3	1,381.6	1,357.0	843.2	—	10,961.6
Intra-segment sales	53.2	506.2	—	5.0	—	—	(564.4)	—
Total turnover	1,105.0	6,568.9	265.3	1,386.6	1,357.0	843.2	(564.4)	10,961.6
Segment results	323.2	435.8	104.7	92.6	(71.7)	33.6		918.2
Other (charge)/income								7.0
Unallocated corporate expenses								(243.9)
Operating profit before financing costs and income								681.3
Financing costs								(860.0)
Financing income								189.5
Operating profit								10.8
Share of results of								
Associated companies	75.0	53.5	151.7	—	—	(44.8)		235.4
Jointly controlled entities	(164.6)	18.2	444.5	—	—	(13.5)		284.6
Profit before taxation								530.8
Taxation								(281.2)
Profit after taxation								249.6
Minority interests								(235.1)
Profit attributable to shareholders								14.5

(b) Geographical segments

	Turnover HK$m	Operating profit/ (loss) before financing costs and income HK$m
Six months ended 31 December 2003		
Hong Kong and Southeast Asia	**8,149.6**	**577.0**
Mainland China	**3,231.5**	**(8.5)**
	11,381.1	**568.5**
Six months ended 31 December 2002		
Hong Kong and Southeast Asia	8,480.6	991.7
Mainland China	2,481.0	(310.4)
	10,961.6	681.3

Sales are based on the countries in which the customers are located.

The turnover and operating profit before financing costs and income derived from the Group's activities in Southeast Asia constituted less than 10.0% of the Group's turnover and operating profit before financing costs and income.

3. Other (charge)/income

	Six months ended 31 December	
	2003	2002
	HK$m	HK$m
Amortisation of goodwill:		
A jointly controlled entity	—	(0.5)
Subsidiaries	(4.9)	(4.5)
Dilution loss on partial disposal of a subsidiary	(6.1)	(0.3)
Write back of impairment loss of:		
Goodwill	—	2.1
Other investments	—	2.2
Impairment loss on:		
Fixed assets	—	(35.0)
Other investments	—	(180.9)
Loss on disposal of:		
Associated companies	(2.5)	—
Fixed assets	(26.7)	—
Other investments	(29.6)	(41.8)
Subsidiaries	(5.4)	—
Profit on disposal of:		
Associated companies	0.2	—
Fixed assets	8.3	—
Jointly controlled entities	6.8	9.9
Other investments	—	280.5
Subsidiaries	3.5	17.5
Provision for:		
Amount due from joint venture	(2.5)	—
Doubtful debts	(4.7)	—
Provision for investment in:		
Deposit paid for joint venture	—	(18.6)
Jointly controlled entities	—	(76.9)
Properties held for sale	—	(2.6)
Unlisted shares	—	(4.0)
Share of results of other investments	(10.3)	—
Surplus on liquidation of a subsidiary	—	16.8
Write down of stocks to net realisable value	(41.5)	—
Write back of provision for diminution in value of:		
Jointly controlled entities	—	20.3
Properties held for sale	44.1	22.8
Write back of provision for:		
Advance to joint venture	15.1	—
Doubtful debts	4.2	—
Other investments	2.7	—
	(49.3)	7.0

4. Operating profit

	Six Months ended 31 December	
	2003	2002
	HK$m	HK$m
Operating profit is stated after charging the following:		
Cost of inventories sold	**1,818.8**	1,683.6
Depreciation		
Leased fixed assets	**52.1**	21.2
Owned fixed assets	**584.6**	583.6

5. Taxation

	Six Months ended 31 December	
	2003	2002
	HK$m	HK$m
Company and subsidiaries		
Hong Kong profits tax	**88.4**	117.7
Overseas taxation	**7.7**	7.0
Deferred taxation	**71.5**	50.7
Associated companies		
Hong Kong profits tax	**34.0**	38.6
Overseas taxation	**—**	0.2
Deferred taxation	**1.3**	(1.0)
Jointly controlled entities		
Hong Kong profits tax	**18.3**	15.7
Overseas taxation	**35.1**	31.7
Deferred taxation	**(0.5)**	20.6
	255.8	281.2

Hong Kong profits tax is provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Deferred taxation has been provided on temporary differences using the current applicable rate. Tax on overseas profits has been calculated on the estimated taxable profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

6. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$236.4 million (2002: as restated HK$14.5 million) and the weighted average number of 2,288.8 million (2002: 2,166.4 million) shares in issue during the period.

The conversion of the outstanding convertible bonds does not have any dilutive effective on the earnings per share for the current and previous period.

7. Intangible assets

	Goodwill HK$m	Negative goodwill HK$m	Licences and software HK$m	Total HK$m
Net book value at 1 July 2003, as previously reported	130.9	(26.0)	401.2	506.1
Effect of adoption of SSAP 12	7.2	—	—	7.2
Net book value at 1 July 2003, as restated	138.1	(26.0)	401.2	513.3
Acquisition of interests in subsidiaries	25.4	—	5.7	31.1
Amortisation charge	(7.0)	2.2	—	(4.8)
Net book value at 31 December 2003	**156.5**	**(23.8)**	**406.9**	**539.6**

8. Fixed assets

	Investment properties HK$m	Hotel properties HK$m	Land and building HK$m	Toll roads, bridges and port facilities HK$m	Telecom-munication equipment and system HK$m	Other assets HK$m	Assets under con-struction HK$m	Total HK$m
Net book value at 1 July 2003	15,042.9	6,367.5	3,222.5	5,361.9	2,493.7	3,109.9	2,535.8	38,134.2
Translation difference	—	—	(6.5)	—	—	(2.2)	—	(8.7)
Acquisition of subsidiaries	—	—	—	—	—	20.6	—	20.6
Disposal of subsidiaries	—	—	(21.9)	—	—	—	(19.3)	(41.2)
Additions	35.1	—	340.0	3.2	188.2	367.4	396.9	1,330.8
Deconsolidation of a subsidiary	—	—	—	(1,342.6)	—	—	—	(1,342.6)
Disposals	(8.4)	—	(2.4)	—	(9.2)	(106.0)	(53.7)	(179.7)
Reclassification and transfer	82.2	413.5	—	—	—	34.4	(572.6)	(42.5)
Depreciation, amortisation and other movements	—	—	(49.8)	(80.7)	(202.2)	(182.7)	15.5	(499.9)
Net book value at 31 December 2003	15,151.8	6,781.0	3,481.9	3,941.8	2,470.5	3,241.4	2,302.6	37,371.0

9. Debtors and prepayments

Debtors and prepayments include trade debtors, amounts advanced to investee companies, deposits and prepayments. The Group has various credit policies for different business operations depending on the requirements of the markets and business in which the subsidiaries operate. Sales proceeds receivables from sale of properties and retention money receivables in respect of construction and engineering services are settled in accordance with the terms of respective contracts. Ageing analysis of trade debtors is as follows:

	As at 31 December 2003 HK$m	As at 30 June 2003 HK$m
Current to 30 days	**3,344.2**	3,097.1
31 to 60 days	**297.2**	176.5
Over 60 days	**1,199.4**	1,754.9
	4,840.8	5,028.5

10. Creditors and accrued charges

Included in creditors and accrued charges are trade creditors with their ageing analysis as follows:

	As at 31 December 2003 HK$m	As at 30 June 2003 HK$m
Current to 30 days	3,812.7	3,470.7
31 to 60 days	264.1	142.8
Over 60 days	2,134.7	2,114.3
	6,211.5	5,727.8

11. Share capital

	As at 31 December 2003 No. of shares (million)	As at 31 December 2003 HK$m	As at 30 June 2003 No. of shares (million)	As at 30 June 2003 HK$m
Authorised:				
Shares of HK$1.00 each				
Balance at beginning of the period	2,500.0	2,500.0	2,500.0	2,500.0
Increased during the period	800.0	800.0	—	—
Balance at end of the period	3,300.0	3,300.0	2,500.0	2,500.0
Issued and fully paid:				
Shares of HK$1.00 each				
Balance at beginning of the period	2,219.5	2,219.5	2,166.4	2,166.4
Placement of shares	250.0	250.0	—	—
Issued as scrip dividends	—	—	53.1	53.1
Balance at end of the period	2,469.5	2,469.5	2,219.5	2,219.5

By an ordinary resolution passed on 2 December 2003, the authorised share capital of the Company was increased from HK$2,500.0 million to HK$3,300.0 million by the creation of an additional 800.0 million shares of HK$1.00 each.

During the period, 250.0 million shares were issued at HK$4.9044 per share to provide funds for general working capital of the Group.

12. Long term liabilities

	As at 31 December 2003 HK$m	As at 30 June 2003 HK$m
Bank loans		
Secured	**10,139.0**	16,485.9
Unsecured	**18,953.1**	13,476.7
Other unsecured loans not wholly repayable within five years	**64.3**	62.8
Obligations under finance leases wholly repayable within five years	**155.1**	200.3
	29,311.5	30,225.7
Convertible bonds	**2,670.4**	2,678.1
Loans from minority shareholders	**2,636.1**	2,314.7
Deferred income	**477.7**	464.8
Provision for long service payment	**107.4**	107.3
Long term accounts payable	**691.8**	661.4
	35,894.9	36,452.0
Amounts repayable within one year included in current liabilities	**(8,723.1)**	(7,424.1)
	27,171.8	29,027.9

	Secured bank loans HK$m	Unsecured bank loans HK$m	Other unsecured loans HK$m	Obligations under finance leases HK$m	Total HK$m
The maturity of long term borrowings at 31 December 2003 is as follows:					
Of less than one year	3,411.9	1,995.5	—	82.1	5,489.5
Of more than one year, but not exceeding two years	4,132.3	4,725.2	—	62.2	8,919.7
Of more than two years, but not exceeding five years	2,335.0	10,573.9	—	10.8	12,919.7
Of more than five years	259.8	1,658.5	64.3	—	1,982.6
	10,139.0	18,953.1	64.3	155.1	29,311.5
The maturity of long term borrowings at 30 June 2003 is as follows:					
Of less than one year	2,634.7	1,445.9	—	90.5	4,171.1
Of more than one year, but not exceeding two years	3,524.3	2,200.0	—	84.0	5,808.3
Of more than two years, but not exceeding five years	8,050.2	9,830.8	—	25.8	17,906.8
Of more than five years	2,276.7	—	62.8	—	2,339.5
	16,485.9	13,476.7	62.8	200.3	30,225.7

13. Commitments

	As at 31 December 2003 HK$m	As at 30 June 2003 HK$m
(a) Capital commitments		
(i) Contracted but not provided for		
Intangible assets	**237.9**	237.9
Fixed assets	**481.1**	708.9
Jointly controlled entities	**630.7**	177.1
Other investments	**10.6**	2.8
	1,360.3	1,126.7
(ii) Authorised but not contracted for		
Fixed assets	**274.8**	37.8
Jointly controlled entities	**10.6**	—
	285.4	37.8
(b) The Group's share of capital commitments committed by the jointly controlled entities not included above are as follows:		
Contracted but not provided for	**171.2**	287.6
Authorised but not contracted for	**173.9**	123.9
	345.1	411.5

(c) As at 31 December 2003, the Group had issued performance guarantees amounting to approximately HK$325.2 million (30 June 2003: HK$382.3 million), in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of property projects developed by a subsidiary and certain jointly controlled entities of the Group. Pursuant to the terms of the performance guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with accrued interest owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties.

(d) A subsidiary and certain jointly controlled entities are parties to agreements with third parties in respect of the joint development of Container Terminal 9 ("CT9") in Hong Kong, the related berth swap arrangement and the funding thereof. The Group's share of capital commitments as at 31 December 2003 was HK$236.9 million (30 June 2003: HK$268.9 million) has been disclosed in (b) above.

In the event of default of any of the other shareholders of the jointly controlled entities, independent third parties, the relevant subsidiaries and jointly controlled entities will be required to provide additional funds for the project. The Group has given guarantees in respect of these obligations of the subsidiaries and jointly controlled entities to provide additional funds. During the period, the Group entered into amendment agreements to the deeds of guarantee with an associated company and other third parties pursuant to which guaranteed amounts for the joint development of CT9 and the related berth swap arrangement have been substantially reduced. Accordingly, the Directors are of the opinion that were the Group required to perform its obligations under the guarantees for the development of CT9 and the funding, the maximum amount of the additional liabilities assumed would be insignificant to the accounts of the Group (30 June 2003: HK$1,321.8 million out of which approximately HK$781.0 million had been counter-indemnified by an associated company).

14. Contingent liabilities

	As at 31 December 2003 HK$m	As at 30 June 2003 HK$m
Guarantees for performance bonds in respect of:		
Construction contracts undertaken by the Group	**1,088.4**	1,373.2
Others	**386.0**	211.9
Guarantees for credit facilities granted to:		
Associated companies	**409.7**	1,581.4
Investee companies included under other investments	**4.2**	4.2
Jointly controlled entities	**5,776.8**	4,536.9
Indemnity to non-wholly owned subsidiaries for PRC tax liabilities	**1,986.1**	2,008.1
	9,651.2	9,715.7

14. Contingent liabilities (continued)

Included in the above, a corporate guarantee has been given by a subsidiary in favour of certain banks for banking facilities granted to Asia Container Terminals Limited ("ACT"), a jointly controlled entity of CSX World Terminals Hong Kong Limited ("CSXWTHK"), an associated company of the Group to the extent of approximately HK$858.0 million as at 31 December 2003 (30 June 2003: HK$858.0 million), in proportion to the Group's interest in ACT. The proportionate amount utilised against such facilities at 31 December 2003 which was secured by the guarantee amounted to approximately HK$282.1 million (30 June 2003: HK$267.3 million).

CSXWTHK has agreed to counter-indemnify the Group the corporate guarantee as at 31 December 2003 of approximately HK$507.0 million (30 June 2003: HK$507.0 million) as included above given in relation to ACT.

The Group is in legal disputes with joint venture partners in respect of certain property development projects in the PRC and a hotel project in Malaysia, resulting in legal actions between the parties. For the PRC property development projects, no statement of claims setting out details of the claims have been rendered to the Group as at the date of this interim report and the Group also took counter action against this joint venture partner. For the hotel project in Malaysia, the hearing of the trial finished on 14 July 2003. The judge reserved judgement until a date to be notified. The Directors have obtained legal advice on the matters and are of the opinion that the matters will not have any material adverse impact on the financial position of the Group.

15. Related party transactions

The following is a summary of significant related party transactions during the period carried out in the normal course of the Group's business:

	Six months ended 31 December	
	2003	2002
	HK$m	HK$m
Transactions with affiliated companies		
Interest income	**48.4**	71.8
Management fee income	**52.8**	16.6
Provision of contracting work service	**416.7**	321.3
Transactions with other related parties		
Rental income	**12.9**	17.9

These related party transactions were conducted in accordance with the terms as disclosed in the last annual accounts.

16. Post balance sheet events

(a) On 13 November 2003, the Group entered into 13 separate agreements (the "Agreements") for the disposal of its interests in 13 Sino-foreign co-operative joint ventures in the PRC engaging in the development and operation of certain toll roads and a toll bridge in Zhaoqing, the PRC (the "Toll Road Projects") with 肇慶市公路發展總公司 (unofficial translation being Zhaoqing Highway Development Ltd.). The aggregate consideration for the disposal of the Toll Road Projects is approximately HK$1.168 billion. The completion of the transfer of interest in each of the Toll Road Projects is conditional upon the approval of such transfer by the relevant PRC approving authorities. Subsequent to 31 December 2003, all the Agreements had been approved by the relevant PRC approving authorities.

(b) On 8 December 2003, NWS Holdings Limited ("NWSH"), a non wholly-owned subsidiary of the Group, Chow Tai Fook Enterprises Limited ("CTFEL") and Merryhill Group Limited ("Merryhill"), an indirect wholly-owned subsidiary of CTFEL, entered into a conditional share exchange agreement in connection with a proposed share exchange which was completed on 9 March 2004. Each of NWSH and CTFEL currently owns 50.0% of the total issued share capital of Merryhill which holds the respective transport and related businesses of NWSH and CTFEL.

(c) On 13 February 2004, the Directors announced that the Company proposed to raise approximately HK$5,334.2 million, before expenses, by issuing not less than 987,817,877 new shares by way of rights issue at a price of HK$5.4 per rights share on the basis of two rights shares for every five shares held by the shareholders subject to shareholders' approval.

17. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

Practice note 19 of the Listing Rules — Supplementary information

In accordance with the requirements under part 3.3 of Practice Note 19 of the Listing Rules, the Directors of the Company reported below the details of advances to, and guarantees given for the benefit of, its associated companies and jointly controlled entities (collectively as "affiliated companies") as at 31 December 2003.

In aggregate the Group had advanced an amount of HK$18,581.7 million (30 June 2003: HK$18,184.5 million) to affiliated companies, guaranteed bank loans and other credit facilities for the benefit of the affiliated companies in the amount of HK$6,190.7 million (30 June 2003: HK$6,118.3 million) and contracted to further provide an aggregated amount of HK$1,289.9 million (30 June 2003: HK$1,337.4 million) in capital and loans to affiliated companies. The advances are unsecured, repayable on demand and are interest free except for aggregate amount of HK$1,052.8 million (30 June 2003: HK$1,740.7 million) which bear interest at variable rates ranging from the Hong Kong prime rate to 2% above the Hong Kong prime rate per annum, HK$6,792.4 million (30 June 2003: HK$5,325.2 million) which bear interest at fixed rates ranging from 2% to 15% per annum and HK$19.0 million (30 June 2003: HK$19.0 million) which bear interest at fixed rates per annum and was subordinated. Other than amounts of HK$19.6 million (30 June 2003: 19.6 million) and HK$965.4 million (30 June 2003: HK$1,027.0 million) which are repayable within one year and repayable after five years, the advances have no fixed repayment terms. Contracted capital and loan contributions to affiliated companies would be funded by proceeds from internal resources and bank and other borrowings of the Group.

The above financial assistance given to the affiliated companies, in aggregate, represented 54.3% (30 June 2003: 56.0%) of the consolidated net assets of the Group as at 31 December 2003. No single entity received financial assistance from the Group which exceeds 25.0% of the consolidated net assets of the Group.

In addition to the above, a subsidiary of the Group, NWS Holdings Limited ("NWSH") had given certain guarantees in respect of obligations of its subsidiary and certain jointly controlled entities to provide additional funds in relation to the joint development of CT9 in Hong Kong. During the period, NWSH entered into amendment agreements pursuant to which the guarantee amounts were substantially reduced. As at 31 December 2003, the maximum additional liabilities as a result of the guarantee were not significant.

In addition, in accordance with the requirements under paragraph 3.10 of Practice Note 19 of the Listing Rules, the Company is required to include in its interim report a pro forma combined balance sheet of its affiliated companies which would include significant balance sheet classifications and state the attributable interest of the Company in the affiliated companies. The Company has numerous affiliated companies and the Directors are of the opinion that it is not practical nor meaningful to prepare a pro forma combined balance sheet and such information may be misleading. The Company made an application to, and received a waiver from , the Stock Exchange to provide the following statement as an alternative.

As at 31 December 2003, the combined indebtedness, capital commitments and contingent liabilities as reported by such affiliated companies (including amounts owing to the Group) amounted to approximately HK$57,650.4 million (30 June 2003: HK$60,719.0 million), HK$4,825.2 million (30 June 2003: HK$3,654.9 million) and HK$2,048.5 million (30 June 2003: HK$1,309.4 million) respectively.

Interim Dividend

The Directors have declared an interim cash dividend of HK$0.02 per share for the financial year ending 30 June 2004 to shareholders registered on 5 May 2004. The dividend warrants will be despatched to shareholders on or about 21 May 2004.

Book Close Date

Book close dates (Both days inclusive):	29 April 2004 to 5 May 2004
Latest time to lodge transfer with Share Registrar:	4:30 p.m. on 28 April 2004
Address of Share Registrar:	Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

Purchase, Sale or Redemption of Listed Securities

The Company has not redeemed any of its listed securities during the six months ended 31 December 2003. Neither the Company nor any of its subsidiary companies has purchased or sold any of the Company's listed securities during the six months ended 31 December 2003.

Code of Best Practice

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange.

Details of Charges on Group Assets

As at 31 December 2003, the Group's fixed assets and properties held for sale of HK$11,657.8 million (30 June 2003: HK$12,514.6 million) and HK$2,757.3 million (30 June 2003: HK$1,571.1 million) respectively have been pledged as securities for credit facilities granted to the Group.

The Group's interests in two jointly controlled entities have been pledged as part of the securities to secure syndicated loan facilities granted to the jointly controlled entities.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 31 December 2003 with the Directors.

Property

Hong Kong Property Development

The Hong Kong property market was very encouraging in the fourth quarter of 2003. The launch of Parc Palais and Sky Tower captured enormous interest.

During the period under review, the Group's property sales revenues amounted to $387 million from Sereno Verde, La Pradera and Monte Carlton.

The Group now has 6 million sq. ft. development projects in progress. At present, the Group's agricultural land bank amounts to 19.7 million sq. ft., of which 10.6 million sq. ft. is under the land use conversion process.

Development projects	Attributable GFA (sq. ft.)
Urban projects	3,080,753
NT projects	2,847,275
Total	**5,928,028**

Hong Kong Property Investment

Rental revenue for the Group's Hong Kong investment properties amounted to $440 million for the period under review.

Shopping Malls

Discovery Park Shopping Mall and Telford Plaza recorded 90% and 100% occupancy respectively, while New World Centre Shopping Mall was 88% leased.

New World Centre is expected to benefit from greater accessibility and higher pedestrian traffic with the scheduled completion of the KCR East Tsim Sha Tsui Station and its associated road works in 2004. Scheduled to open in April 2004, the adjacent Avenue of Stars, a major new attraction donated by the Group to honour Hong Kong's film professionals, is expected to be a big draw for tourists and locals alike.

Offices

The increase in office space supply puts pressure on both rental rates and occupancy. With a slight drop of 3% in rental rates, New World Tower attained occupancy of 87% whilst New World Centre office buildings maintained 70% leased.

Hotels and Restaurants

The Group's hotel portfolio consists of 14 hotels in Hong Kong, Mainland China and Southeast Asia. During the period under review, Hong Kong's visitor arrivals were boosted by a dramatic increase in Mainland travellers under the new policy for individual travellers from selected cities. Room rates for the Group's hotels in Hong Kong were recovering with steady occupancy. Moreover, the performance of our hotels in Mainland China and Southeast Asia remained stable.

Mainland China Property

During the period under review, New World China Land ("NWCL") completed 9 property development projects of 431,125 sq.m., an increase of 29% from that of last interim period.

Projects	Usage	Total GFA (sq.m.)	NWCL's interest %
Beijing Xin Kang Garden Phase III	Residential	83,318	70
Chateau Regalia Beijing	Residential	121,505	100
Jinan Sunshine Garden Phase I	Residential	25,806	65
Tianjin New World Garden Phase I	Residential	22,862	60
Wuhan Menghu Garden Phase IA	Residential	12,098	100
Shenyang New World Garden Phase IC (Area D)	Residential	98,023	90
Guangzhou Xintang New World Garden Phase II	Residential	19,504	60
Shunde New World Convention & Exhibition Centre Phase II	Residential	20,527	35
Huiyang Palm Island Golf Resort Phase I & II	Residential	27,482	34
Total		**431,125**	

NWCL continued to place emphasis in building up a strong rental base in Mainland China with the completion of the final 110,049 sq.m. at Hong Kong New World Tower in Shanghai.

Service

For the six months under review, Hong Kong gradually recovered from the economic downturn as a result of SARS. Most of the service business units achieved excellent results, especially the Hong Kong Convention and Exhibition Centre ("HKCEC"). HKCEC captured $42 million more in revenues over the same period last year, representing a 12% increase.

Construction operations were still struggling under tough construction market conditions in Hong Kong. The Group intends to increase its participation in Mainland China. In addition to forming wholly foreign-owned enterprises in Beijing, we have also invested a 10% interest in one of the largest Mainland China construction groups, China Construction Third Engineering Bureau Co.

New World First Bus Services Limited, the major contributor to our transport business, returned to a pre-SARS patronage level at the end of 2003. Furthermore, our transport business has undergone a reorganization to form a joint venture with a subsidiary of Chow Tai Fook Enterprises Limited to obtain the synergistic benefits.

Infrastructure

For the Infrastructure division, all businesses showed an improvement in operations during the period under review. Zhujiang Power Station Phase I and II recorded a 22% increase in electricity sold. For the water treatment and waste management operations, the projects also posed steady growth. Guangzhou City Northern Ring Road, the highest contributor to the roads and bridges business, had a 15% increase in toll income. We are in the process of disposing of 13 toll road projects in Zhaoqing and the Wuhan Bridge.

Ports

Our ports operations in Hong Kong faced the dual challenges of the SARS impact and the slowing throughput in Hong Kong. However, our port operations in Mainland China remained robust and continued to increase its contribution to the Group. Xiamen and Tianjin ports recorded throughput growth of 39% and 16% respectively.

Telecommunications

New World Mobility

New World Mobility ("NWM") provided steady revenue to the Group. The subscriber base of NWM grew from 990,000 in June 2003 to 1.2 million in December 2003 of which 40% were prepaid customers.

During the period under review, NWM reinforced its position as an innovative service provider by launching a number of new initiatives. The company regrouped its multimedia value-added services under the brand-new "M kee" service platform, giving customers easier access to their desired services with an icon-based colour WAP interface.

In the face of the launch of 3G mobile services in Hong Kong, the Group believes that providing services tailored to customer needs via NWM's existing 2.5G network will remain the most cost-effective strategy for staying competitive in the market.

New World Telecommunications

The IDD rates of New World Telecommunications ("NWT") dropped 24%. NWT made significant progress in launching its new market strategies over the last six months in corporate, carrier and personal businesses. We are currently servicing over 200,000 fixed lines, up 23% in 6 months.

In the corporate market, NWT successfully unveiled "Managed Network" in November 2003, an innovative service delivering one of the most advanced and comprehensive portfolios of managed end-to-end telecom and IT solutions.

On the international front, NWT had established bilateral relationships with more than 100 incumbent and other key operators. An agreement signed with China Netcom in November 2003 has enabled NWT to position itself to capture the massive business opportunities arising from CEPA.

Department Stores

During the period under review, total sales of New World Department Stores ("NWDS") amounted to $1.5 billion, up 16% year-on-year. Currently, NWDS is operating 15 department stores with a total GFA of 4,610,000 sq.ft. in nine Mainland cities and Hong Kong.

NWDS opened its third store in Shanghai in the city's Hongkou district in October 2003. The Group plans to open three more stores by end-2004.

Other

New World TMT

New World TMT ("NWTMT") completed its evolution from an infrastructure company to a telecommunications, media and technology enterprise. Armed with a clear focus, NWTMT aims to take advantage of significant technology investments to develop opportunities in the telecom and media sectors in concurrence with regulatory guidelines established by authorities in Mainland China.

New World China Enterprises

Since the inception of New World Liberty China Ventures Limited in December 2000, ten projects have been invested in and 65% of the initial US$150 million capital has been invested in small and medium-size enterprises in China. Amongst the investments, healthcare and automobile downstream services achieved steady growth.

Liquidity and Capital Resources

As at 31 December 2003, the Group's consolidated net debt amounted to $30,130 million (30 June 2003: $31,231 million), translating into a gearing ratio of approximately 63%. The proposed 2:5 rights issue, if approved by shareholders, will raise $5.3 billion to further strengthen the Group's balance sheet and improve its liquidity.

The Group has maintained a balanced debt profile with adequate risk diversification through a preferred mix of fixed and floating rate debt.

Net Debt ($ million)	**As at 31 December 2003**	As at 30 June 2003
Consolidated net debt	30,130	31,231
NWSH (stock code: 659)	6,979	6,893
NWCL (stock code: 917)	5,102	5,122
NWTMT (stock code: 301)	2,261	1,838
Net debt (excl. listed subsidiaries)	15,788	17,378

Source of Borrowings

As at 31 December 2003, around 30% of the total outstanding loans were secured by the Group's assets.

Interest Rate and Maturity Profile

As at 31 December 2003, $11,594.5 million of debt will be due within the next twelve months. Our cash on hand as of 31 December 2003 was $5,286.1 million.

This combination of cash on hand, together with cash inflow from operations and our remaining undrawn banking facilities, should enable the Group to satisfy its debt repayment commitments and working capital requirements.

Approximately 78% (78% in FY2003) of the Group's total debt is on a floating rate basis, whilst fixed rate borrowings are mainly related to the Group's RMB loan facilities and convertible bonds. With a larger portion of floating rate debt, our interest outlay is set to drop further in line with falling interest rates.

Outlook

With the revival of the Hong Kong economy and the continuing prosperity in Mainland China, we are optimistic about the economy of the Greater China region.

The Hong Kong economy maintains its momentum since its rebound in the last quarter of 2003. The property market is growing steadily. In year 2004, we plan to launch 9 property development projects providing approximately 1.6 million sq. ft.. Furthermore, to maintain a reasonable development schedule, we are actively negotiating on agricultural land conversion.

Projects	Location	GFA (sq. ft.)	No. of Units	NWD's Interest %	NWD's attributable GFA (sq. ft.)
33 & 35 Island Road	Southern District	43,067	10	43.0	18,519
2 Park Road	Mid-Levels	120,904	148	100.0	120,904
11 Bonham Road	Mid-Levels	123,142	128	70.0	86,199
Kennedy Town Redevelopment	Western District	675,913	1,174	100.0	675,913
6–10 Black's Link	Southern District	34,762	8	80.0	27,810
2–4 Caldecott Road, Piper's Hill	Kowloon	77,210	88	33.3	25,711
Tseung Kwan O Area 55b	Tseung Kwan O	914,079	1,472	45.0	411,336
Lot No. 3569 in DD129, Lau Fau Shan	Yuen Long	66,520	168	100.0	66,520
3 Tuen Kwai Road, Fu Tei	Tuen Mun	204,632	320	96.5	197,388
Total		**2,260,229**	**3,516**		**1,630,300**

In Mainland China, we expect to complete 10 development projects of approximately 627,854 sq.m. in the second half of FY2004.

Projects	Usage	Total GFA (sq. m.)	NWCL's interest %
Beijing Xin Yu Garden Block 3 & 4	R, C, O	71,814	70
Tianjin New World Garden Phase II	R, C	79,531	60
Dalian Manhattan Tower II	R	37,109	88
Dalian New World Plaza Remaining Phases	O	15,218	88
Nanjing New World Centre	R	68,701	92
Guangzhou New World Oriental Garden Phase I	R	115,587	100
Guangzhou Central Park-view Phase I	R, C	171,011	91
Guangzhou Covent Garden Phase II	R	25,786	60
Guangzhou Xintang New World Garden	R	30,217	60
Huiyang Palm Island Golf Resort Phase III	R	12,880	34
Total		**627,854**	

C : *Commercial*

O : *Office*

R : *Residential*

We are actively looking for growth opportunities in infrastructure and ports projects in Mainland China, while at the same time seeking to enhance and expand our service businesses in Hong Kong.

Our energy business will benefit from the increasing electricity demand in Guangdong and Macau. Furthermore, in line with the Central Government's policy for the privatization of utility assets, more Mainland China cities are offering their water and waste water assets for sale. Efforts will be directed to prospective projects that reach our investment benchmark.

New World Department Stores are expected to benefit from the booming consumer market in Mainland China. Our hotels in Hong Kong will benefit from the improving relaxed policy of Mainland travellers.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31 December 2003, the interests of the Directors and their associates in shares, underlying shares and debentures of the Company or any of its associated corporations which were recorded in the register required to be kept by the Company pursuant to Section 352 of Securities and Futures Ordinance ("SFO") were as follows:

(A) Long position in shares

		Number of shares					
	Capacity	Personal interests	Family interests	Corporate interests	Other interests	Total	Approximate % of shareholding
New World Development Company Limited							
(Ordinary shares of HK$1.00 each)							
The Honourable Lee Quo-Wei	Interest of controlled corporation and member of trustee of charitable foundation	—	—	3,665,865[1]	253,321[2]	3,919,186	0.16
Dr. Ho Tim	Beneficial owner	1,805,813	—	—	—	1,805,813	0.07
Dr. Sin Wai-Kin, David	Beneficial owner and interest of spouse	3,363,363	33,642	—	—	3,397,005	0.14
Mr. Leung Chi-Kin, Stewart	Beneficial owner	23,253	—	—	—	23,253	—
Mr. Chan Kam-Ling	Beneficial owner	96,669	—	—	—	96,669	—
Mr. Chow Kwai-Cheung	Beneficial owner	20,818	—	—	—	20,818	—
Dragon Fortune Limited							
(Ordinary shares of US$1.00 each)							
Mr. Cheng Kar-Shing, Peter	Interest of controlled corporation	—	—	15,869[3]	—	15,869	27.41
HH Holdings Corporation							
(Ordinary shares of HK$1.00 each)							
Dr. Sin Wai-Kin, David	Beneficial owner	42,000	—	—	—	42,000	7.00
Mr. Chan Kam-Ling	Beneficial owner	15,000	—	—	—	15,000	2.50
Master Services Limited							
(Ordinary shares of US$0.01 each)							
Mr. Leung Chi-Kin, Stewart	Beneficial owner	16,335	—	—	—	16,335	1.63
Mr. Chan Kam-Ling	Beneficial owner	16,335	—	—	—	16,335	1.63
Mr. Chow Kwai-Cheung	Beneficial owner	16,335	—	—	—	16,335	1.63
New World China Land Limited							
(Ordinary shares of HK$0.10 each)							
Mr. Chan Kam-Ling	Beneficial owner	100,000	—	—	—	100,000	0.01
Mr. Chow Kwai-Cheung	Beneficial owner	126	—	—	—	126	—

		Number of shares					
	Capacity	Personal interests	Family interests	Corporate interests	Other interests	Total	Approximate % of shareholding
New World TMT Limited (formerly known as New World Infrastructure Limited) (Ordinary shares of HK$1.00 each)							
Dr. Cheng Kar-Shun, Henry	Interest of spouse	—	1,000,000	—	—	1,000,000	0.11
Dr. Ho Tim	Beneficial owner	148	—	—	—	148	—
Dr. Sin Wai-Kin, David	Beneficial owner and interest of spouse	5,594	53	—	—	5,647	—
Mr. Liang Chong-Hou, David	Beneficial owner	262	—	—	—	262	—
Mr. Chan Kam-Ling	Beneficial owner	6,800	—	—	—	6,800	—
NWS Holdings Limited (Ordinary shares of HK$1.00 each)							
Dr. Cheng Kar-Shun, Henry	Interest of spouse	—	587,000	—	—	587,000	0.03
Dr. Ho Tim	Beneficial owner	86	—	—	—	86	—
Dr. Sin Wai-Kin, David	Interest of controlled corporation	—	—	32,224,060[(4)]	—	32,224,060	1.81
Mr. Cheng Kar-Shing, Peter	Interest of controlled corporation	—	—	2,989,700[(5)]	—	2,989,700	0.17
Mr. Liang Chong-Hou, David	Beneficial owner	153	—	—	—	153	—
Mr. Leung Chi-Kin, Stewart	Beneficial owner	3,724,630	—	221,607[(6)]	—	3,946,237	0.22
Mr. Chan Kam-Ling	Beneficial owner and interest of controlled corporation	3,991	—	10,254,321[(7)]	—	10,258,312	0.58
Mr. Chow Kwai-Cheung	Beneficial owner	2,264,652	—	—	—	2,264,652	0.13
Sun City Holdings Limited (Ordinary shares of HK$1.00 each)							
Mr. Cheng Kar-Shing, Peter	Interest of spouse and interest of controlled corporation	—	80,000	3,570,000[(8)]	—	3,650,000	45.63
Sun Legend Investments Limited (Ordinary shares of HK$1.00 each)							
Mr. Cheng Kar-Shing, Peter	Interest of controlled corporation	—	—	500[(9)]	—	500	50.00
YE Holding Corporation (Ordinary shares of HK$1.00 each)							
Mr. Leung Chi-Kin, Stewart	Beneficial owner	37,500	—	—	—	37,500	1.50

Notes:

(1) These shares were beneficially owned by a company in which the relevant director is deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(2) Interests held by a charitable foundation of which the Honourable Lee Quo-Wei and his spouse are members of its board of trustees.

(3) 4,102 shares are held by a company wholly-owned by Mr Cheng Kar-Shing, Peter and 11,767 shares are held by Sun City Holdings Limited ("Sun City"), of which Mr Cheng Kar-Shing, Peter is deemed to be interest in 45.63% of its issued share capital.

(4) These shares are beneficially owned by a company which is jointly owned by Dr Sin Wai-Kin, David and his spouse.

(5) These shares are beneficially owned by a company which is wholly-owned by Mr Cheng Kar-Shing, Peter.

(6) These shares are beneficially owned by a company of which Mr Leung Chi-Kin, Stewart has a direct interest of 55%.

(7) These shares are beneficially owned by a company of which Mr Chan Kam-Ling owns 50% of its issued share capital.

(8) These shares are held by a company of which Mr Cheng Kar-Shing, Peter owns 48.18% of its issued share capital.

(9) Mr Cheng Kar-Shing, Peter is deemed to be interested in the shares of Sun Legend Investments Limited by virtue of his interest in Sun City.

(B) Long position in underlying shares — share options

Under the respective share option schemes of NWCL, NWSH and NWTMT, share options may be granted respectively to certain directors and employees of NWCL, NWSH or NWTMT to subscribe for shares. Certain Directors of the Company have personal interest in share options to subscribe for shares in NWCL ,NWSH or NWTMT respectively.

Long position in underlying shares of NWCL — share options

			Number of share options with exercise price of HK$1.955 per share	
Name of Director	Date of grant	Exercisable period	Balance at 1 July 2003	Balance at 31 December 2003
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000	5,000,000 (1)
Mr. Cheng Kar-Shing, Peter	9 February 2001	10 March 2001 to 9 March 2006	2,500,000	2,500,000 (1)
Mr. Leung Chi-Kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	500,000	500,000 (1)
Mr. Chan Kam-Ling	9 February 2001	10 March 2002 to 9 March 2006 (2)	400,000	400,000 (1)
Mr. Chow Kwai-Cheung	9 February 2001	10 March 2001 to 9 March 2006	500,000	500,000 (1)

Notes:

(1) The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous years, unless otherwise specified in note (2).

(2) The share options were exercisable during the remaining exercisable period of four years, provided that the maximum number of share options that can be exercised during a year is 25.0% of the outstanding balance of the share options held on the respective commencement dates of the exercisable period.

(3) The cash consideration paid by each Director for each grant of the share options is HK$10.0.

(4) No share option was exercised by the directors of NWCL for the period ended 31 December 2003.

Long position in underlying shares of NWSH — share options

			Number of share options with exercise price of HK$3.725 per share	
Name of Director	Date of grant	Exercisable period	Balance at 1 July 2003	Balance at 31 December 2003
Dr. Cheng Kar-Shun, Henry	21 July 2003	21 January 2004 to 20 July 2008	—	3,000,000 (1)
Dr. Cheng Kar-Shing, Peter	21 July 2003	21 January 2004 to 20 July 2008	—	500,000 (1)
Dr. Leung Chi-Kin, Stewart	21 July 2003	21 January 2004 to 20 July 2008	—	200,000 (1)
Dr. Chan Kam-Ling	21 July 2003	21 January 2004 to 20 July 2008	—	2,000,000 (1)

Notes:

(1) Divided into 3 tranches exercisable from 21 January 2004, 21 July 2004 and 21 July 2005 to 20 July 2008 respectively.

(2) The cash consideration paid by each Director for each grant of the share options is HK$10.0.

(3) No share option was exercised by the directors of NWSH for the period ended 31 December 2003.

Long position in underlying shares of NWTMT — share options

		Number of share options		
Name of Director	Date of grant	Balance at 1 July 2003	Balance at 31 December 2003	Exercise price per share HK$
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	600,000 (1)	10.20
	2 December 1998	2,400,000	2,400,000 (2)	12.00

Notes:

(1) Exercisable from 1 July 1999 to 1 June 2004.

(2) Divided into 3 tranches exercisable from 1 July 2000, 2001 and 2002 respectively to 1 June 2004.

(3) The cash consideration paid by each Director for each grant of the share options is HK$10.0.

(4) No share option was exercised by the directors of NWTMT for the period ended 31 December 2003.

Save as disclosed above, as at 31 December 2003, none of the directors, chief executive or any of their associates had or deemed to have any interests or short positions in the shares, registered capital, underlying shares and debentures of the Company or any of its associated corporations as defined in the SFO that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Mode Code for Securities Transactions by Directors of Listed Companies.

Substantial Shareholders' Interests in Shares

As at 31 December 2003, the register kept by the Company under Section 336 of the SFO shows the following parties had interests in 5.0% or more of the issued share capital of the Company.

Long position in shares

	Number of shares			
Name	Beneficial interests	Corporate interest	Total	Percentage to the issued share capital
Chow Tai Fook Enterprises Limited *(note 1)*	780,762,985	90,022,904	870,785,889	35.26
Marathon Asset Management Ltd ("MAM") *(note 2)*	134,470,500	—	134,470,500	5.45

Notes:

(1) Chow Tai Fook Enterprises Limited and its subsidiaries have interests in more than one-third of the issued shares capital of NWD and is accordingly deemed to have an interest in the shares deemed to be interested by NWD.

(2) These shares are held by MAM Investment Ltd., a wholly owned subsidiary company of MAM.

Save as disclosed above, there is no other interest is recorded in the register that is required to be kept under Section 336 of the SFO as having an interest in 5.0% or more of the issued share capital of the Company as at 31 December 2003.

New World Development Company Limited

30/F., New World Tower, 18 Queen's Road Central, Hong Kong
Tel: (852) 2523 1056 Fax: (852) 2810 4673
www.nwd.com.hk